EXHIBIT 10

                  [Letterhead of O.S.S. Capital Management LP]

                                                                   June 14, 2005

BY FACSIMILE AND FEDERAL EXPRESS

Gerard Soula
President, Directeur General
Flamel Technologies S.A.
Parc Club du Moulin a Vent
33 avenue du Dr. Georges Levy
69693 Venissieux cedex France



RE:  YOUR LETTER TO SHAREHOLDERS DATED JUNE 8, 2005.


Monsieur le President:

     I am writing on behalf of Oscar S. Schafer & Partners I LP, Oscar S. Schafer & Partners II LP and O.S.S. Overseas Fund Ltd (collectively, the "OSS Shareholders") which acting DE CONCERT, within the meaning of Art. L. 233-10 of the French Commercial Code, have proposed resolutions for the election of a new board of directors to be voted on at the Annual Meeting of Shareholders of Flamel to be held on June 22, 2005 (the "2005 AGM"). The OSS Shareholders are also, acting DE CONCERT, the largest shareholder in Flamel.

     I am writing in response to your letter to your "fellow shareholders" dated June 8, 2005, in which you make several statements that are variously inaccurate, incomplete and misleading. Shame on you as a scientist, for presenting data in the misleading manner that you do. Shame on you as scientist, for the undisclosed log scale on page 2 of your most recent letter, for the missing years in the chart on page 3, for your misleading insinuations about the stock price performance of Enzon under Randy H. Thurman's leadership and, most disgracefully of all, for the ill-supported aspersions you cast on Elie Vannier's reputation. Fortunately for us, if not perhaps for you, when a scientist's conscience fails, we may yet look to libel law or the U.S. securities laws against misleading disclosure to safeguard truth.

     For the benefit of my fellow shareholders, let me set the record straight.

     1. You imply that the stock price of Enzon fell under the leadership of Randy H. Thurman. Not so. Here are the facts:

     o Randy H. Thurman was elected Chairman of the Board of Enzon on April 19, 1996. On that date the stock price of Enzon closed at $3.56 per share.

     o Mr. Thurman's successor as Chairman of the Board of Enzon took office on December 3, 2001. On that date the stock price of Enzon closed at $57.67 per share.

     o This represents an increase in the share price during Mr. Thurman's tenure as Chairman of over 15 TIMES its value at the start of his Chairmanship.

     What's your point, Dr. Soula? The data don't support your insinuations.

     2. You insinuate that there is something to hide in Mr. Vannier's record and that he is currently the subject of legal action by the AUTORITE DES MARCHES FINANCIERS (AMF, the French stock market regulator). Not so. The record is clear that Mr. Vannier violated no law and that he is not currently the subject of any legal action by the AMF. Again, here are the facts:

     o It is true that on April 14, 2003, Elie Vannier was subject to an administrative sanction by the COMMISSION DES OPERATIONS DE BOURSE, a predecessor to the AMF, and was fined (euro)15,000.

     o The nature of the charges was as follows. It was alleged that on a telephone call with a financial analyst on August 29, 2000, Mr. Vannier, then chief financial officer of GrandVision, in the course of reviewing certain projections that the financial analyst had submitted to him disclosed non-public financial information ahead of the publication of GrandVision's half-yearly results on September 6, 2000, in alleged violation of the rules against selective disclosure. It was never alleged that Mr. Vannier made any personal profit from this alleged selective disclosure. CONTRARY TO DR. SOULA'S INSINUATIONS,
          HOWEVER, ALL THE ALLEGATIONS AGAINST MR. VANNIER WERE SUBSEQUENTLY FOUND TO BE BASELESS.

     o As is a matter of public record, Mr. Vannier appealed the administrative decision to the Paris Court of Appeals. On February 24, 2004, the Paris Court of Appeals issued its decision, in which that Court exonerated Mr. Vannier, overturned the administrative fine of
          (euro)15,000 and found that Mr. Vannier had neither disclosed any specific information to the financial analyst nor disclosed any information that was not already publicly known. In short, Mr. Vannier had violated no law. This decision was published in the April 2004 edition of the Monthly Review of the AMF.

     o There is NO ongoing legal action by the AMF and this matter is NOT before the French Courts. The AMF accepted the decision of the Paris Court of Appeals that Mr. Vannier had violated no law and made no appeal to the Court of Cassation. The decision of the Paris Court of Appeal entirely exonerating Mr. Vannier is therefore definitive and final.

     o What is more, in October 2004, the AMF published a very prominent legend on the summary pages in the forepart of its Monthly Review announcing that the 2003 administrative sanction against Mr. Vannier had been overturned and annulled by the Paris Court of Appeals on February 24, 2004 and that the decision of that court was definitive and final.

     So, Dr. Soula, in answer to your demand, I can inform our fellow shareholders that the charges made against Mr. Vannier were BASELESS, that they have been found to be so by a DEFINITIVE DECISION of the Paris Court of Appeals and the FINAL RESULT of all legal proceedings is that Mr. Vannier is INNOCENT OF ANY VIOLATION OF ANY LAW. Further, all this information is a matter of public record that can be easily researched and retrieved by a simple internet search using a public search engine.

     Shame on you, Dr. Soula, as scientist for failing to conduct even the simplest background fact check on these baseless charges. Shame on you for trying save your office at the expense of another man's honor and reputation.

     3. You ask me to share with our fellow shareholders any written communications I have had from GSK management in respect of their program. I can assure you that the only written communication I have received from GSK is the short, two-paragraph letter, dated May 25, 2005, on which you were copied, and which I have no doubt you solicited. If you are so eager to share this communication with our fellow shareholders, please go ahead and do so. After all, you have access to all Flamel's publicity resources (at Flamel's expense, of course) to support your new-found enthusiasm for shareholder communications. I am certain that you can disseminate your copy of this letter much more effectively than I can disseminate my copy. However, the OSS Shareholders do not think it prudent or appropriate to use such an important Flamel asset as the existing GSK relationship as if it were just another tool in the fight to save your office. To quote you: "this information is not, and should not be disclosed." It is your scaremongering tactics, not the legitimate actions of the OSS Shareholders in seeking good governance, that have deliberately attempted to worry Flamel's most significant business partner in order to save your position.

     Here, I repeat what I said in my earlier letter. The OSS Shareholders fully appreciate the need for continuity with respect to Flamel's existing business relationships with its partners. Neither the OSS Shareholders nor the proposed board, if elected, has ANY intention of distracting Flamel from fulfilling any of its obligations under any contract with its existing business partners, including GSK. Further, I have twice - once in person and once by telephone - reassured Jean-Pierre Garnier, Chairman and Chief Executive Officer of GSK, that the GSK contract will remain of the highest priority to Flamel should the resolutions of the OSS Shareholders succeed. The OSS Shareholders legitimately seek only to improve the governance of the Company. And the OSS Shareholders believe that this improved governance will redound to the benefit of all constituencies - their fellow shareholders, Flamel's employees, and Flamel's existing and potential partners.

     4. To the executives and employees of Flamel, the OSS Shareholders repeat their commitment to continuity.

     Dr. Soula, you alone have promised to resign if the OSS Shareholders' resolutions are passed. If the proposed board is elected, there will be no "drive to replace" existing management. With improved governance, the OSS Shareholders believe that meritocracy will replace nepotism as the guiding principle of recognition, reward and advancement within the Flamel organization. Those that owe their job solely to family ties - and I note again that two of your sons and a daughter-in-law are employed by Flamel - may feel that their jobs are less secure after the election of the proposed board. However, the many talented scientists, managers and other employees of Flamel have nothing to fear from the improved governance that will result from a robustly independent board capable of supporting and holding senior management to account.

     The unsigned letter from executives praising your "expert management and guidance" and celebrating you as "essential for the long term success of Flamel" is so transparently self-serving that it could, in fact, only have been drafted by you or under your direction. In the improved governance regime that the OSS Shareholders intend, the Chief Executive Officer will not be able to demand - or coerce - such abject allegiance.

     5. In criticizing my earlier letter, you say that "all [my] comments are based on wrong or limited information." Not so. All the following statements in my letter are based on individually demonstrable facts; collectively, they are a damning indictment of your record as Chairman and CEO of our Company; and none of them is answered satisfactorily in your letter. Indeed, some: of them are not even addressed.

     o Flamel's stock price fell approximately 66% between September 2003 and April 2005. On September 19, 2003, the closing price of the ADS was $42.85. On April 15, 2005, the closing price of the ADS had fallen to $14.25.

     o The dates were not picked to be the lowest of the low and the highest of the high. In fact, the lowest of the recent lows was $12.25, a nadir reached with the closing price on April 6, 2005 and representing a decline of over 71% from September 19, 2003. The April 15, 2005 date was a principled choice - it was the last trading day before the OSS Shareholders first announced in their Schedule 13D filing that they were contemplating action to address the dismal performance of the stock over the preceding 18 months. In contrast with this principled approach to the data, it is your presentation that is slippery. Why do you not at least note the use of the log scale on page 2? As you know, such a scale has the effect of maximizing the visual impact of gains from a low base, and minimizing the visual impact of declines from higher values. Thus, without explanation, the absolute gain of $5 in stock price between the prices of $5 and $10 per share may appear to be of the same magnitude as the absolute decline of $20 in stock price between the prices of $40 and $20 per share.

     o On conference calls in 2003 and 2004 you repeatedly set the target that 1 new Medusa(R) licensing deal and 2 new Micropump(R) licensing deals would be signed by the end of 2004. You also claimed that Flamel would develop a third delivery technology to complement the Medusa(R) and Micropump(R) technologies. As of today, Flamel has a NET LOSS of one Medusa(R) licensing agreements, NO NET GAIN in Micropump(R) licensing deals and there is NO SIGN of the third delivery technology. Why should shareholders continue to believe your recent repeated claims that Flamel is "on the verge of success" based on "potential new deals in the near future"?

     o Two of your sons and one of your daughters-in-law work at the Company (one son, in the senior position of director of nanotechnology, is the beneficiary of significant option grants). You bring a new spin to the concept "best of breed" as a benchmark for employment decisions.

     o There have been six Vice Presidents, Business Development in the last four years. To paraphrase Oscar Wilde, "To lose one vice president, Dr. Soula, may be regarded as a misfortune; to lose five looks like carelessness." Or worse. One begins to suspect that there is more to this serial failure to hire and retain qualified executives than the location of Lyon and the demands of international travel - both factors that are known at the time the job offer is made and accepted. Perhaps, Dr. Soula, such executives have found it impossible to work under you?

     o It is the addition of the two new directors to your slate that appears hastily improvised. As a result, if your slate of directors is elected, Flamel may lose its status as a "foreign private issuer" as defined under Rule 3b-4 under the United States Securities Exchange Act of 1934. Accordingly, Flamel will be subject to different, more onerous reporting requirements under the United States securities laws. Complying with these additional and unfamiliar reporting requirements will itself constitute an unnecessary "distraction" of scarce management time and resources. And as you yourself urge shareholders, now is not the time for such distractions.

     o Finally, it is simply not true that I "den[y] [your] role in the success of Flamel today." As I wrote previously, "the OSS Shareholders do not deny the very significant role that you have played in the founding of Flamel and the development of its technologies." IT IS JUST THAT THE CHIEF SCIENTIFIC OFFICER DOES NOT NECESSARILY MAKE THE BEST CHIEF EXECUTIVE OFFICER, PARTICULARLY WHEN HE IS NOT SUBJECT TO THE OVERSIGHT OF A ROBUSTLY INDEPENDENT BOARD. Despite your recent conversion to the rhetoric of shareholder value, the outpouring of fraternity for your "fellow shareholders", and your almost daily communications, the facts are that for too long you have treated Flamel as if it were your own company in respect of which you were accountable to nobody, neither the board of directors nor the Company's shareholders.

     6. You say that the OSS Shareholders have no plan, no management and no strategy for Flamel. Again, not so. The OSS Shareholders have a vision of Flamel run by a professional team of managers, guided and overseen by a robustly independent board (of which the directors proposed by the OSS Shareholders will form the nucleus) and managed for the benefit of all shareholders. The OSS Shareholders agree that the plan must be to maintain the well-trained technical team at Flamel and to reinforce the business team, in order to commercialize the superior Flamel technologies. The OSS Shareholders, however, believe that this successful evolution of Flamel into a COMMERCIAL as well as a technological success story will be most effectively accomplished under the guidance of a new board of directors.

                                   * * * * * *

     Ironically, given the criticism you level at me, it is your letter that indulges in personal and unsupported attacks on Mr. Thurman and Mr. Vannier. It is your letter that hides behind anonymous informers, an unsigned letter and unsubstantiated insinuation. As demonstrated by your cynical and clumsy attempts to orchestrate the support of your executive management and even GSK, Flamel's most important business partner, in order to save your own offices, no tactic appears beneath your desperation. Even the facts are sacrificed to the goal of preserving your incumbency. We shall tally by the shareholder vote those who have been persuaded by the factual record that I have presented here and in my previous letter and those that are still convinced by your optimistic boasts, which are no less self-serving for being couched in your new-found rhetoric of shareholder value.

     I for one look forward to the shareholder meeting in Lyon on June 22.


                                 Very truly yours,



                                  /s/ Oscar S. Schafer
                                 --------------------------------------
                                 Oscar S. Schafer, individually, and

                                 (1) as senior managing member of:

                                     (a) O.S.S. Advisors LLC, for itself and as the general partner of
                                         (i) Oscar S. Schafer & Partners I LP;
                                             and
                                         (ii) Oscar S. Schafer & Partners II LP;

                                         and

                                     (b) Schafer Brothers LLC, for itself and as the general partner of
                                          O.S.S. Capital Management LP

                                     and

                                 (2) as director of O.S.S. Overseas Fund Ltd.